FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 18, 2003

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            )

Enclosure:  Press Release dated June 18, 2003

		Buhrmann NV
		Hoogoorddreef 62
		1101 BE Amsterdam ZO
		P.O. Box 23456
		1100 DZ Amsterdam ZO
		The Netherlands
PRESS RELEASE
		Telephone
Date	18 June 2003	+31 (0)20 651 11 11
Number	007	Telefax
		+31 (0)20 651 10 00
		E-mail
		corpcomm@buhrmann.com
		Website
		www.buhrmann.com

Buhrmann expects to significantly lower its debt through the sale of its Paper Merchanting Division

Buhrmann has been approached regarding a possible sale of its Paper Merchanting Division to PaperlinX Limited. The Australia-based merchanting and paper production group has offered Buhrmann EUR 746 million (on a debt and cash-free basis). Discussions with PaperlinX have reached a stage in which expectations are justified that an agreement can be reached.

Commenting on the proposed transaction Buhrmann President and CEO Frans Koffrie said: “As we have stated previously, a further reduction of net debt is a top priority for 2003. The opportunity that has now arisen allows us to significantly lower the company’s debt and thereby its risk profile for our shareholders. The offered purchase price represents a fair valuation of the assets involved despite the current difficult market circumstances. We have therefore pursued this opportunity, which the Board firmly believes to be in the best interest of our shareholders.”

Rationale

The envisaged sale of the Paper Merchanting Division will yield significant immediate benefits:

•                  the proceeds of the transaction will be used to reduce outstanding debt and thereby to reduce financing costs going forward;

•                  focus as a leading business-to-business distributor of office products and graphic systems will be consolidated;

•                  enhancement of the capabilities to further invest in service concepts and growth opportunities in the office products operations.

Financial details

The offer of EUR 746 million represents a multiple of 10x the Paper Merchanting Division’s 2002 EBITA (operating result before amortisation of goodwill). The transaction will result in a small book loss before tax. The envisaged transaction structure is expected to lead to a EUR 50 million non-cash tax charge.

As a consequence of applying the proceeds that will be received for a substantial reduction in debt, it is foreseen that in addition EUR 60 million (of which EUR 40 million cash) will be incurred, due to unwinding of interest rate hedges and a write-off of related capitalised financing fees. This will reduce interest expenses in the near future.

Overall, the transaction combined with the one-off charges related to the debt reduction is expected to result in a book loss of about EUR 120 million (at current exchange rates).

Transaction details

The envisaged transaction is subject, amongst other things, to completion of due diligence by PaperlinX, regulatory approvals, the consent of Buhrmann’s banking syndicate, negotiation of a definitive sale and purchase agreement, completion of works council and trade union consultation procedures, and the approval of Buhrmann shareholders. The transaction is not expected to have a significant effect for the employees of the Paper Merchanting Division.

Buhrmann has secured the required consent of the holders of preference shares C (Apollo and Bain Capital) for the proposed transaction. As a condition these shareholders have been offered a number of revisions of the terms of the preference shares C (see attachment).

It is expected that a sale and purchase agreement will be entered into with the subsequent completion of the transaction anticipated in the third quarter of this year.

Following the execution of a sale and purchase agreement, the transaction, together with the revised terms of the preference shares C will subsequently be submitted to Buhrmann’s shareholders for approval.

About Buhrmann’s Paper Merchanting Division

Buhrmann’s Paper Merchanting Division is Europe’s leading distributor of paper and related products to the commercial print, office, and display markets. Operating with 5,300 staff in 25 nations in Europe, North America, South Africa and South-east Asia it ships about 2.5 million tonnes of paper annually. With annual sales of approximately EUR 3 billion and EBITA of EUR 74 million in 2002, the Paper Merchanting Division currently represents around 30% of the total sales of the Buhrmann Group.

About PaperlinX Limited

PaperlinX Limited has its head office in Melbourne, Australia and is listed on the Australian Stock Exchange with a market capitalisation of approximately AUD 1.7 billion (EUR 1.0 billion). PaperlinX is a major international independent paper merchant and distributor, and leading Australian manufacturer of communication papers and high performance packaging papers.

Note to editors

There will be a conference call for analysts starting at 10:00 a.m. CET. This call will be webcast live on www.buhrmann.com within the investor relations section under “Conference Calls and Presentations”. It is also possible to listen to the proceedings of the analyst meeting via telephone number: +31 (0)45 631 69 20.

For more information, please contact: Buhrmann Corporate Communications Ewold de Bruijne Tel. +31 20 651 10 34 / +31 6 537 400 76 e-mail: ewold.de.bruijne@buhrmann.com	Analysts can contact: Buhrmann Investor Relations Carl Hoyer Tel. +31 20 651 10 42 e-mail: carl.hoyer@buhrmann.com

Profile of Buhrmann

As an international business services and distribution group, Buhrmann is the world’s major supplier of office products, paper and graphic systems for the business market. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales.

With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is the market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is the European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 10 billion with around 25,000 employees in more than 30 countries.

Forward-looking statements

This press release contains certain forward-looking statements concerning Buhrmann’s future operations, economic performances, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and Buhrmann’s business and operations and references to future success. These statements are based on certain assumptions and analyses made by Buhrmann in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate under the circumstances. However, whether actual results and developments will conform with Buhrmann’s expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed above. For a more detailed discussion of such risks and other factors, see Buhrmann’s annual report on form 20-F. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Buhrmann will be realised or, even if substantially realised, that they will have the expected consequences for or effects on Buhrmann and its subsidiaries or their business or operations.

Attachment to Buhrmann N.V. press release d.d. 18 June 2003

Proposed revision of terms Preference Shares C Buhrmann N.V.

	Existing terms	Revised terms
Initial conversion rate(1)	EUR 18.1125	EUR 13.00
Redemption(2)	October 2011	October 2010
Annual dividend(3)	5.5%	2004 and 2005: 6.0% 2006, 2007 and 2008: 6.5% 2009: 7.5% 2010: 8.5%

“Soft call” provision(4)	150%	125%

As a consequence of the reduced initial conversion rate under the revised terms set out above, the preference shares C - if converted - would convert into approximately 34 million ordinary shares per year-end 2003, as compared to approximately 24 million ordinary shares per year-end 2003 under the existing terms.

As at the end of the first quarter 2003, 132 million ordinary shares were outstanding (156 million on a fully diluted basis). If approved, the fully diluted number of shares outstanding as used for calculating the fully diluted earnings per share will increase to about 166 million.

(1)  Conversion price as defined in Article 34 of the Articles of Association of Buhrmann N.V.

(2)  The twelfth anniversary of Issue Date per Article 34 of the Articles of Association of Buhrmann N.V. shall become the eleventh anniversary of Issue Date

(3)  The dividend of 5.5% per Article 33 of the Articles of Association of Buhrmann N.V. shall be replaced with the schedule set out in the table and the rates set out in the table will apply to calendar years

(4)  In Article 14, paragraph 2 c (ii) A (i) the clause “150% of the then prevailing Conversion Price” shall be replaced with “125% of the then prevailing Conversion Price”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

By:	/s/ F.H.J. Koffrie
Member Executive Board

By:	/s/ J.P.E. Barbas
Company Secretary

Date:  June 18, 2003